UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 8, 2019

ANTERO MIDSTREAM PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-36719	46-4109058
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1615 Wynkoop Street
Denver, Colorado 80202

(Address of principal executive office) (Zip Code)

(303) 357-7310

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 5.07                   Submission of Matters to a Vote of Security Holders.

A special meeting (the “AM Special Meeting”) of holders of common units (“AM Unitholders”) of Antero Midstream Partners LP (“Antero Midstream”) was held on March 8, 2019 at 10:00 AM, local time, at 1615 Wynkoop Street, Denver, Colorado 80202, to consider and vote on a proposal to approve (i) the Simplification Agreement, dated as of October 9, 2018, by and among Antero Midstream GP LP (“AMGP”), Antero Midstream and certain of their affiliates (the “Simplification Agreement”), (ii) the merger of an indirect, wholly owned subsidiary of Antero Midstream Corporation (an entity resulting from the conversion of AMGP from a limited partnership to a corporation under the laws of the state of Delaware) (“New AM”) with and into Antero Midstream (the “Merger”), as contemplated by the Simplification Agreement, with Antero Midstream surviving such Merger as an indirect, wholly owned subsidiary of New AM, and (iii) the other transactions contemplated by the Simplification Agreement (such transactions, the “Transactions” and such proposal, the “AM Merger Proposal”). The AM Merger Proposal is described in detail in the joint proxy statement/prospectus included in New AM’s registration statement on Form S-4 (Registration No. 333-228156), which became effective on January 31, 2019.

Pursuant to the Simplification Agreement, the AM Merger Proposal required the affirmative vote of holders of a majority of (i) the outstanding Antero Midstream common units and (ii) the outstanding Antero Midstream common units held by AM Unitholders other than Antero Midstream’s general partner and its affiliates, including Antero Resources Corporation (the “Disinterested AMLP Unitholders”).

As of the close of business on January 11, 2019, the record date for the AM Special Meeting, there were a total of 187,330,147 Antero Midstream common units outstanding, including 87,872,637 Antero Midstream common units held by Disinterested AMLP Unitholders, all of which were entitled to vote at the AM Special Meeting. At the AM Special Meeting, holders of 175,894,875 Antero Midstream common units were present or represented by proxy, constituting a quorum. A summary of the voting results for the AM Merger Proposal is set forth below.

Proposal 1: AM Merger Proposal

AM Unitholders approved the AM Merger Proposal. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
175,721,034	99,931	73,910	0

Of the 175,721,034 Antero Midstream common units voted “For” this proposal, 76,263,524 were held by Disinterested AMLP Unitholders, constituting a majority of the Antero Midstream common units held by Disinterested AMLP Unitholders.

Item 8.01                   Other Events.

On March 11, 2019, Antero Midstream and AMGP issued a joint press release announcing (i) the results of the AM Special Meeting, (ii) the results of the special meeting of holders of common shares of AMGP, (iii) the proration results for the merger consideration to be received by the holders of Antero Midstream common units pursuant to the Merger and (iv) the expected closing date. A copy of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01                   Financial Statements and Exhibits.

(a)   Exhibits

Exhibit Number	Description
99.1	Antero Midstream Partners LP and Antero Midstream GP LP press release, dated March 11, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO MIDSTREAM PARTNERS LP

	By:	Antero Midstream Partners GP LLC,
its general partner

Date: March 11, 2019	By:	/s/ Glen C. Warren, Jr.
	Name:	Glen C. Warren, Jr.
	Title:	President and Secretary

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